77(c) Van Kampen Aggressive Growth Fund

     A Special Meeting of Shareholders of the Van Kampen Aggressive Growth Fund (the "Fund"), a Delaware trust, was held at the offices of Van Kampen Investments Inc., 1 Parkview Plaza, Oakbrook Terrace, IL 60181, on Wednesday, June 11, 2008, at 10:00 a.m. for the purpose of approving the reorganization, liquidation and dissolution of the Fund (the "Proposal").

     The Proposal requested shareholders to approve an Agreement and Plan of Reorganization pursuant to which the Fund would (i) transfer all of its assets and liabilities to the Van Kampen Mid Cap Growth Fund in exchange for Class A, B and C shares and Class I and R shares of the Van Kampen Mid Cap Growth Fund, (ii) distribute such shares to the its shareholders and (iii) be dissolved.

     Having received the necessary vote, the approval of the reorganization of the Fund pursuant to an Agreement and Plan of Reorganization was approved with the following results: Affirmative:
26,756,762.386 shares; Against: 852,825.402 shares; Abstaining:
2,510,499.519 shares.